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September 7, 2021

Confidential
Ms. Kathryn Jacobsen
Mr. Edwin Kim
Mr. Robert Littlepage
Ms. Jan Woo
Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: TDCX Inc. Response to the Staff's Comments dated April 27, 2021 on the Draft Registration Statement Submitted April 9, 2021
CIK No. 0001803112

Dear Ms. Jacobsen, Mr. Edwin Kim, Mr. Littlepage and Ms. Woo:

On behalf of our client, TDCX Inc., a company organized under the laws of the Cayman Islands (the "**Company**"), we submit to the staff (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") this letter setting forth the Company's responses to the comments contained in the Staff's letter dated May 24, 2021 on the amendment no. 3 to draft registration statement on Form F-1 confidentially submitted by the Company on May 10, 2021 (the "**Third Amended Draft Registration Statement**").

Concurrently with the submission of this letter, the Company is filing herewith the Company's registration statement on Form F-1 (the "**Registration Statement**") and certain exhibits via EDGAR with the Commission.

1

In addition to adding and revising disclosure in response to the Staff's comments, the Company has updated the Registration Statement to include its unaudited consolidated financial statements for the six months ended June 30, 2021 and related financial information.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement, marked to show changes to the Third Amended Draft Registration Statement, and four copies of the submitted exhibits.

The Staff's comments are repeated below in italics and are followed by the Company's responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Further, the Company respectfully submits that it has included a presentation in Exhibit A in response to Comment 19 from the Staff's Comments dated March 12, 2020. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 3 to Draft Registration Statement on Form F-1

Management's Analysis of Financial Condition and Results of Operations
Overview, page 72

1. *Please disclose hereunder the compound annual growth rates (CAGR) based on profit for the year as determined using the most comparable IFRS measure to EBITDA. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the C&DIs on Non-GAAP Financial Measures.*

   The Company respectfully submits that the Company has disclosed the compound annual growth rates (CAGR) based on profit for the year, which the Company has determined is the most comparable IFRS measure to EBITDA. The Company has amended the disclosure to read "We have experienced robust growth. From the year ended December 31, 2018 to the year ended December 31, 2020, our revenue, profit for the year and EBITDA have grown at a CAGR of 54.9%, 50.3% and 60.7%, respectively".

   In response to the Staff's comment, the Company has revised the disclosure on pages 4, 7, 76, 131 and 133 of the Registration Statement.

*   *   *

2

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +65 6434-2980 or via e-mail at rajeev.duggal@skadden.com.


Very truly yours,

/s/ Rajeev Duggal

Rajeev Duggal